UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2018

Commission File Number: 001-38217

Nightstar Therapeutics plc

(Translation of registrant’s name into English)

10 Midford Place, 2nd Floor

London W1T 5BJ United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Nightstar Therapeutics Appoints Paula Cobb to Board of Directors

On September 13, 2018, Nightstar Therapeutics plc (the “Company”) announced that Paula K. Cobb has been appointed to the board of directors of the Company (the “Board”), effective as of September 12, 2018.

Ms. Cobb, age 46, currently serves as the executive vice president of corporate development at Decibel Therapeutics, Inc. Prior to joining Decibel in September 2016, Ms. Cobb served as senior vice president of the rare disease group at Biogen Inc. from November 2015 to August 2016, where she was responsible for the company’s marketed hemophilia assets and Phase 3 programs in spinal muscular atrophy and neuropathic pain. Prior to this role, from 2003 until November 2015, Ms. Cobb managed the multiple sclerosis franchise, led new product commercialization for early pipeline programs, served as chief of staff to the CEO and held various operational management roles with Biogen in Europe. Before joining Biogen, Ms. Cobb worked for various consulting groups in the Boston area. Ms. Cobb graduated cum laude from Amherst College with a B.A. degree in political science and English. She also received an MBA from Harvard University Graduate School of Business Administration.

The Board has affirmatively determined that Ms. Cobb is independent under the applicable rules and regulations of the Securities and Exchange Commission and the listing standards of the NASDAQ Stock Market. Ms. Cobb will serve on the Audit Committee of the Board. Ratification and renewal of Ms. Cobb’s appointment will be sought at the Company’s next annual general meeting of shareholders to be held in 2019.

A copy of the press release is attached hereto as Exhibit 99.1 to this current report on Form 6-K and is incorporated by reference herein.

Exhibit	Description

99.1	Press Release dated September 13, 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIGHTSTAR THERAPEUTICS PLC

Date: September 13, 2018	By:	/s/ Bryan Yoon
	Name:	Bryan Yoon
	Title:	General Counsel and Secretary

Exhibit 99.1

Nightstar Appoints Strategic Biotechnology Executive Paula Cobb to its Board of Directors

WALTHAM, Mass and LONDON, UK – September 13, 2018 (GLOBE NEWSWIRE) – Nightstar Therapeutics plc (NASDAQ:NITE), a clinical-stage gene therapy company developing treatments for rare inherited retinal diseases, today announced that the company has appointed strategic biotechnology executive Paula Cobb to its board of directors.

“We are very happy to welcome Paula to our board of directors and working alongside the very strong team we have built at Nightstar,” said David Fellows, chief executive officer of Nightstar. “Paula brings strategic, worldwide commercialization experience in rare diseases having led teams to three new drug approvals and playing key roles on four product launches, which will be invaluable as Nightstar evolves into a commercial-stage company.”

Ms. Cobb currently serves as the executive vice president of corporate development at Decibel Therapeutics, Inc. Prior to joining Decibel, she served as senior vice president of the rare disease group at Biogen, where she was responsible for the company’s marketed hemophilia assets and Phase 3 programs in spinal muscular atrophy and neuropathic pain. Prior to this role, she managed the multiple sclerosis franchise, led new product commercialization for early pipeline programs, served as chief of staff to the CEO and held various operational management roles with Biogen in Europe. Before Biogen, she worked for various consulting groups in the Boston area. Ms. Cobb graduated cum laude from Amherst College with a B.A. in political science and English. She also received an MBA from Harvard University Graduate School of Business Administration.

About Nightstar

Nightstar is a leading clinical-stage gene therapy company focused on developing and commercializing novel one-time treatments for patients suffering from rare inherited retinal diseases that would otherwise progress to blindness. Nightstar’s lead product candidate, NSR-REP1, is currently in Phase 3 development for the treatment of patients with choroideremia, a rare, degenerative, genetic retinal disorder that has no treatments currently available and affects approximately one in every 50,000 people. Positive results from a Phase 1/2 trials of NSR-REP1 were published in The Lancet in 2014 and in The New England Journal of Medicine in 2016. Nightstar’s second product candidate, NSR-RPGR, is currently being evaluated in a clinical trial known as the XIRIUS trial for the treatment of patients with X-linked retinitis pigmentosa, an inherited X-linked recessive retinal disease that affects approximately one in every 40,000 people.

For more information about Nightstar or its clinical trials, please visit www.nightstartx.com.

Cautionary Language Concerning Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe,” “anticipate,” “could,” “intend,” “estimate,” “will,” “would,” “may,” “should,” “project,” “target,” “track,” “expect” or other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. All statements contained in this press release other than statements of historical facts are forward-looking statements, including, without limitation: our potential commercialization of our product candidates, our planned and ongoing clinical trials for NSR-REP1 and NSR-RPGR, including our Phase 3 STAR trial in choroideremia and Phase 1/2 XIRIUS trial in X-linked retinitis pigmentosa, the prevalence of patient populations for our targeted indications, and the utility of prior preclinical and clinical data in determining future clinical results. These forward-looking statements are based on management’s current expectations of future events as of the date of this release and are subject to a number of substantial known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including those related to the timing and costs involved in commercializing any product candidate that receives regulatory approval; the initiation, timing and conduct of clinical trials; the availability of data from clinical trials and expectations for regulatory submissions and approvals; our scientific approach and general development progress; the availability or commercial potential of the our product candidates; the sufficiency of our cash resources, and other risks and uncertainties set forth in Item 3.D. “Risk Factors” section of our Annual Report on Form 20-F for the year ended December 31, 2017 and subsequent reports that we file with the U.S. Securities and Exchange Commission. We may not actually achieve the plans, intentions, estimates or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions, estimates and expectations disclosed in the forward-looking statements we make. We anticipate that subsequent events and developments will cause our views to change. We are under no duty to update any of these forward-looking statements after the date of this press release to conform these statements to actual results or revised expectations, except as required by law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release. Any reference to our website address in this press release is intended to be an inactive textual reference only and not an active hyperlink.

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Contact:

Senthil Sundaram, Chief Financial Officer

Brian Luque, Sr. Manager, Investor Relations

investors@nightstartx.com